FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NBG Group	Q1 Results 2014

NBG Group: Q1 Results 2014

Successful share capital increase:

•                  The Bank successfully completed its €2.5 billion share capital increase, thereby strengthening its capital position, as per EBA directives and Basel III rules.

•                  The share capital increase strengthens the CET 1 ratio to 15.4%, without including the benefits of the capital actions to be completed by September 2014.

Business performance:

•                  Positive Group profitability for a sixth consecutive quarter. Q1.2014 earnings at €181 million for the Group, vs. earnings of €27 million in Q1.2013.

•                  Pre-provision income grew 25% on an annual basis, to €438 million, more than covering the Q1 provisions, which stood at €362 million, down by 15% on Q1.2013, due to the ongoing reduction in new +90 dpd loans. As a result, operating profit after provisions doubled qoq, reaching €76 million.

Profitability of subsidiaries:

•                  The contribution from the Group’s Turkish subsidiary, Finansbank, remains significant, posting net profit of €63 million in Q1, more than double the performance of the previous quarter. This performance is particularly notable given the intense political uncertainty and significant increase in Turkish interest rates, as well as adverse developments in emerging markets worldwide at the time.

•                  Positive input also from the Group’s SE Europe businesses, which posted net profit of €14 million in Q1.2014, up 8% on an annual basis.

Asset quality and provisions:	• New +90 dpd loans in Greece declined further to €312 million, down by 32% yoy. • The ratio of +90 dpds stood at 23.0% for the Group. The corresponding ratio for the domestic loan book is 28.4%.

• The Group and the Bank maintain a strong coverage ratio — the highest among peers — at 56%, up by circa 2 percentage points yoy.

Reducing costs:

•                  Substantial 19% yoy reduction in staff expenses in Greece, following the successful completion of the early retirement scheme in December 2013. Overall operating costs in Greece down by 16% yoy and in SE Europe by 4% yoy.

•                  Reduction of cost-to-income ratio to 54% for the Group and 52% for domestic activities.

• Cumulative 34% decline in domestic operating costs since Q1.2010, reflecting mainly the 38% reduction in staff expenses over the same period.

Improving liquidity:

•                  Significant yoy growth in the Group’s deposit base, up 9%.

•                  Successful issue of a 5-year bond by NBG, amounting to €750 million, with a 4.5% yield at issuance, lower than the corresponding issuance by the Hellenic Republic.

•                  Successful issue of a 5-year bond by Finansbank, amounting to USD 500 million, with a 6.25% coupon.

•                  Rapid reduction in the cost of domestic deposits due to the repricing of time deposits.

•                  Significant reduction in Eurosystem funding by €6.2 billion since December 2013 to today, amounting to just 7% of Group assets.

•                  The loan-to-deposit ratio in Greece stands at 84% vs. 96% at the end of Q1.2013. At Group level, the corresponding ratio stood at 93%, vs. 105% in March 2013.

The NBG Group has successfully risen to the challenges of the difficult economic crisis. We have responded effectively to the evolving situation, defended our balance sheet, and enhanced the private sector character of the bank. The successful capital raising, which took place in May, marked a milestone in our efforts to place NBG among the soundest financial institutions in Europe, not only in respect of the directives of the European Banking Authority, but also — and significantly — in line with the principles of Basel III that will come into full effect as of 2024. The capital increase was significantly oversubscribed, reflecting the strong interest of foreign institutional investors in the Bank. As a result, private sector participation in the shareholder base has widened significantly from 16% to 43%, creating a substantial free float, and includes, besides Greek private investors, the participation of major international investment houses. Supporting these developments, at the current juncture seven international investors each hold 1% of our share capital.

The Group recorded profit (excluding extraordinary income) for a sixth consecutive quarter, as interest income continued to rebound in Greece and SE Europe on the back of reduced funding costs, while operating cost streamlining gained momentum across the Group, particularly in our domestic activities, and non-performing loans were further contained. Finansbank, working in a highly challenging operating environment, sustained its core revenue sources, despite a sharp rise in interest rates and regulatory restrictions on retail lending, thereby contributing positively — yet again — to the Group’s profitability.

The resilience of the Group’s sources of profitability vindicates our strategic decisions, by which we have set the basis for a strong and flexible business model. Moreover, our unique liquidity position vs. our peers in Greece allows us to provide substantive support to the economy at a time when the country is gradually steering out of the crisis and back to growth — underscoring the importance of our basic role as lender.

Athens, 28 May 2014

Alexandros Tourkolias

Chief Executive Officer

The NBG Group was profitable for a sixth consecutive quarter, as net profit in Q1.2014 amounted to €181 million, compared with profit of €27 million in Q1.2013. This achievement was due in part to the ongoing increase in net interest income in Greece, resulting from the improving economic climate, continued cost-cutting actions and the moderation of new +90 dpd loans. The contribution by Finansbank continued to be strong for yet another quarter, as it reported a net profit of €63 million, despite the particularly adverse conditions prevailing in the Turkish market in Q1, while the Group’s SE Europe(1) subsidiaries posted profits of €14 million.

Group net interest income in Q1 continued to improve qoq both in Greece (up 1%) and SE Europe (up 1%), while displaying high resilience in Turkey (down just 2% on a local currency basis).

Group operating expenses presented a significant decline (down 10% yoy), as substantial cost cutting continued in all geographical areas. In Greece, operating expenses declined by 16% yoy, due to the voluntary retirement scheme that reduced staff costs by 19% and the contraction of general expenses and depreciation and amortization by 11%. Reductions in operating expenses also continued in SE Europe, while in Turkey expenses declined by 6%(2) qoq (on a constant currency basis), declining from their high in Q4.2013.

As regards the quality of the Group’s loan book, it is particularly encouraging that the slowdown in new +90 dpd loans has continued for the seventh consecutive quarter. Specifically, new +90 dpd loans fell by 38% yoy amounting to €380 million in Q1.2014. As a result, provisions at Group level were reduced to €362 million, down by 15%, compared with €428 million in Q1.2013. That said, the Group maintains high provision coverage levels, at 56%, the highest in the market.  In addition, the +90 dpd Group loan ratio stood at 23.0% at the end of March 2014, vs. 22.5% at the end of 2013.

Ongoing improvement in liquidity is another positive development. Specifically, the growth in Group deposits has led to an improvement in the liquidity ratio (loans-to-deposits) to 93% vs.105% in March 2013. In Greece, the loan-to-deposit ratio stood at 84% — improved by 12 pps yoy — thereby placing NBG comfortably in the best position in the domestic market in terms of liquidity. This development comprises tangible evidence of NBG’s healthy liquidity position and its improving ability to channel funding for the growth of the Greek economy. It is notable that the corresponding ratio for SE Europe, which stood at 101% (an improvement of 7 pps yoy), is low relative to peers in the same markets, and it has decreased by half when compared with pre-crisis levels. In Turkey, deposit growth, up 23% yoy, exceeded loan growth, up 16% yoy, while there was also a significant improvement in the deposit mix due to the higher share of low-cost sight deposits, which grew by 30% yoy.

In early May 2014, the Bank’s share capital increase of €2.5 billion through the issue of new common registered shares was successfully completed. NBG decided to carry out the share

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

(2)  Excluding the bonus payment in Q4.2013.

capital increase with a view not only to fortifying its capital base, but also to gaining a number of additional benefits, such as:

•                  The optionality to repay the €1,350 million of Greek preference shares when appropriate, so as to enable the distribution of a dividend.

•                  Meeting the additional capital requirements arising from Basel III fully loaded rules.

•                  Aiming to improve its credit rating and thereby facilitate access to debt markets and lower its funding cost.

•                  Substantially broadening the shareholder base and enlarging the free float.

•                  Last but not least, strengthening its position, so as to be able to support dynamically the recovery of the Greek economy.

The capital increase, excluding the capital actions considered eligible by the BoG, takes the CET 1 ratio to 15.4% — implying a substantial buffer to the regulatory minimum required level of 8%. Accordingly, NBG’s capital base is well over the 10% average for the European banking sector, ranking it among the strongest banks in Europe in capital adequacy terms. It should be noted that these ratios will be significantly enhanced, by both the Group’s steadily improving core profitability and the additional measures planned to fortify its capital position.

Greece: Operating profit close to break even, driven by NII recovery, cost containment and lower cost of risk

In Q1.2014, the emergence of a series of trends and developments in domestic activities provide cause for optimism for the rest of the year. Specifically:

i)                 net interest income continues to rise (up 14% yoy),

ii)              the reduction in operating expenses (down 16% yoy) is due to the successful voluntary retirement scheme (staff costs down by 19% yoy) and the continued implementation of measures to reduce general expenses and depreciation and amortization (down 11% yoy),

iii)           provisions for NPLs continued their downward trend (down 17% yoy) as a result of the ongoing slowdown in new +90 dpds.

The improvement in net interest income (NII) for a fifth consecutive quarter (up 1% qoq) was a result of the repricing — still ongoing — of time deposits and reduced Eurosystem funding.

The reduction in operating expenses is not only significant but also sustainable, and lays the foundations for profitability in the quarters ahead. The cost of the extensive voluntary retirement scheme, in which more than 2,500 employees participated, was included in the Q4 results, and its annual benefit will be €155 million.

Deposits grew by 15% yoy, to €45.9 billion, and 5% in Q1. This growth in deposits reflects renewed confidence of depositors in NBG and the Greek banking system more generally. Specifically, time deposit accounts posted an impressive increase of 17% yoy, while sight accounts grew by 11% and savings accounts by 2%.  It is notable that the improvement in the deposit base was achieved alongside the significant de-escalation of deposit rates.

Lending, before deduction of provisions, stood at €46.0 billion, up 4% yoy, due to the 9% yoy increase in lending to large corporates.

NBG’s loan-to-deposit ratio stood at 84% in March 2014 vs. 96% a year earlier. In Q1.2014, Funding from the Eurosystem has been reduced further by €6.2 billion from the start of the year to the present.

New +90 dpd loans continued their downward trend in Q1.2014 to €312 million (down 6% qoq, and 32% yoy). As a result, provisions for doubtful claims declined by 17% yoy, while the coverage ratio improved to 56%. The +90 dpd loan ratio stood at 28.4%.

Finansbank: Increased profitability in a challenging quarter for banks in Turkey

Despite the adverse backdrop in Turkey in Q1.2014 — with increased political uncertainty, negative developments for emerging markets globally, and a significant increase in interest rates — the net profit of Finansbank stood at TL192 million (€63 million), more than double the figure for Q4.2013 (on a constant currency basis). This testifies to the high resilience of Finansbank’s business model and holds out the promise of positive performance for the rest of the year.

Net operating income presented strong resilience (up 1% qoq), despite the impact of the changes in the regulatory framework for the country’s banking sector and the sharp increase in interest rates at the end of January. This strong performance was achieved due to the stabilization of net interest income (NII) by -2% qoq and the increase in fees and commissions by 10% qoq. During the first quarter of the year, the pressure on net interest margin — mainly due to the increase in reference interest rates — was largely offset by the targeted expansion of the loan portfolio, thereby maintaining NII at the high level of 512 bps.

The efficiency ratio (cost/income) stood at 56%, mainly due to the incorporation of expenses relating to investments implemented the previous year for the network expansion program (93 new units were opened in 2013), and appropriate staffing of the new branches with circa 2,000 employees, as well as the relatively high level of inflation in the country.

Finansbank’s total lending amounted to TL50.7 billion (€17.1 billion), up 16% yoy, which was more than covered by the increase in deposits. As a result of the change in strategy — with a greater focus on SMEs since early 2013 — the retail portfolio fell slightly by 1% yoy to TL25.7 billion, while the business banking portfolio grew by an impressive 40% yoy to TL25.0 billion.

Finansbank’s deposits grew by 23% yoy to TL40.4 billion (€13.6 billion), with low-cost sight deposits (up 30% yoy) comprising a growing segment of total deposits.

The +90 dpd loan ratio presented a decline from December 2013, at 6.0%. Applying a conservative provisioning policy, Finansbank’s provisions in Q1.2014 reached TL218 million (up 12% yoy), increasing the respective coverage ratio to 71%.

The capital adequacy ratio (CAR) reached 16%, the highest among its main peers, thus giving the bank a competitive edge.

SE Europe(1): Profitable, self-financed and well capitalized business activities

In Q1.2014, the Group’s businesses in SE Europe posted net profit of €14 million. The key contributing factors to this positive performance were the increase in net interest income (up 9% yoy) and fees and commissions (also up 9% yoy), as well as the ongoing rationalization of operating costs (down 4% yoy).

Liquidity remains at particularly sound levels, as outstanding net loans decreased by 5% yoy to €5,402 million, while deposits grew by 2% yoy to €5,375 million. Note that throughout the duration of the financial crisis, the Bank has unfailingly focused its efforts on improving the liquidity of its subsidiaries in SE Europe, thus eliminating the gap between lending and deposits. As a result of the elimination of the funding gap and the ongoing deleveraging of the loan book, the loan-to-deposit ratio stood at 101% at the end of Q1.2014, vs. 108% a year earlier and 200% before the crisis.

The +90 dpd loan ratio stood at 24.8% in March 2014. The NPL coverage ratio remained unchanged on the previous quarter at 52%.

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

Annex

(€ millions)	Q1.2014	Q1.2013	Annual Δ

Profit & loss
Group net profit	181	27	>100%
Greece	104	(138)	—
Turkey	63	155	-59%
SE Europe(1)	14	13	+8%

Core revenue
Group	900	922	-2%
Greece	452	385	+17%
Turkey	347	445	-22%
SE Europe(1)	87	80	+9%

Operating expenses
Group	506	563	-10%
Greece	257	306	-16%
Turkey	190	195	-2%
SE Europe(1)	51	53	-4%

Balance Sheet
Total assets	111 964	104 154	+7%
Loans	70 450	70 908	-1%
Deposits	65 888	60 486	+9%

Ratios
Loans : Deposits	93%	105%	-12	pp
Net interest margin (bps)	317	346	-29	bps

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: May 28th, 2014

Chief Executive Officer